LIMITED LIABILITY COMPANY PROVISIONAL OPERATING AGREEMENT

FOR

<u>PB 1904 International LLC; DBA Shore Buddies,</u>

This Provisional Company Operating Agreement of this MANAGER MANAGED LIMITED LIABILITY COMPANY organized pursuant to applicable state law, is entered into and shall become effective as of the Effective Date by and among the Company and the person(s) executing this Agreement as Member(s). However, this Provisional Company Operating Agreement is effective only until it is replaced by a permanent Operating Agreement or a maximum of 60 days.
It is the Member(s) express intention to create a limited liability company in accordance with the Act, as currently written or subsequently amended or redrafted. Therefore, all provisions of this document shall be construed consistent with the afore described intent of the Member(s). Accordingly, in consideration of the conditions contained herein, he/she/they agree as follows:

ARTICLE I

Company Formation

1.1 **FORMATION.** By this Agreement the Member(s) forms a Limited Liability Company ("Company") subject to the provisions of the Limited Liability Company Act as currently in effect as of this date in accordance with the laws of the State of California. Articles of Organization have been filed with the California Secretary of State as the 19 day of December, 2013.

1.2 **NAME.** The name of the Company shall be: PB 1904 International LLC; DBA Shore Buddies.

1.3 **REGISTERED AGENT.** Thename and location of the registered agent of the Company shall be:

Malte Niebelschuetz
1264 Reed Avenue, APT. 4
San Diego, CA – 92109

1.4 **TERM.** The Company shall continue for a perpetual period unless,
(a) Member whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or
(b) Any event which makes it unlawful for the business of the Company to be carried on by the Member(s); or
(c) Any other event causing dissolution of this Limited Liability Company under the laws of the State of California.

1.5 **CONTINUANCE OF COMPANY.** Notwithstanding the provisions of ARTICLE 1.4, in the event of an occurrence described in ARTICLE 1.4(c), if there is at least one remaining

Member, said remaining Member(s) shall have the right to continue the business of the Company. Such right can be exercised by the written vote of the remaining Member within ninety (90) days after the occurrence of an event described in ARTICLE 1.4(c). If not so exercised, the right of the Member to continue the business of the Company may expire if that member desires.

1.6 **BUSINESS PURPOSE.** The purpose of the Company is to engage in any and all lawful act or activity for which a limited liability company may be organized under the Limited Liability Company Act and deemed appropriate to execute the Company's objectives.

1.7 **PRINCIPAL PLACE OF BUSINESS.** The location of the principal place of business of the Company shall be:
1264 Reed Avenue, APT 4
San Diego, CA – 92109
The principal place of business may be changed to a location the Member(s) may select. The Member(s) may also choose to store company documents at any address the Member(s) chooses.

1.8 **COMPANY OPERATING AGREEMENT.** Except as otherwise expressly provided in this Agreement, the Company and its Member(s) oblige to draft and sign a permanent Company Operating Agreement within 60 days after the date this agreement is signed.

1.9 **MEMBERS.** The name and place of residence of the member(s) are contained in Exhibit 1 attached to this Agreement.

1.10 **ADMISSION OF ADDITIONAL MEMBERS.** Except as otherwise expressly provided in the Agreement, additional members may only be admitted to the Company through issuance by the company of a new interest in the Company or a sale of current a percent of current Members' interest with the prior majority written consent of the Member(s).

The new Member agrees to be bound by all the convenants, terms and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member will execute such documents as are needed to effect the admission of the new Member. Any new Member will receive such business interest in the Company as determined by an unanimous decision of the current Member(s).

ARTICLE II

Capital Contributions

2.1 **INITIAL CONTRIBUTIONS.** The Member(s) initially shall contribute to the Company capital and the company shall keep record of the amount each contributed.
The sole Member's Initial Capital Contribution to the Company total value of cash is $30,000 as described in Exhibit 2 attached to this Agreement.

2.2 **ADDITIONAL CONTRIBUTIONS.** Except as provided in ARTICLE 6.2, no Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE III

Profits, Losses and Distributions

3.1 **PROFITS/LOSSES.** For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in ARTICLE 2.1 as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS.** The Member shall determine and distribute available funds biannually or at more frequent intervals as the Member sees fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Member. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

3.3 **PRIORITY.** No Member will have priority over any other Member for the distribution of Net Profits or Losses.

3.4 **C CORPORATION ELECTION.** The Member(s) may elect the Company to be treated as a C corporation at any time to keep the profits of the LLC at the company level and not be forced to distribute profits to the Member(s).

ARTICLE IV

Management

4.1 **MANAGEMENT OF THE BUSINESS.** This company shall be manager managed. The initial elected Chief Executive Officer and additional managers are set forth in the articles of organization filed with the California Secretary of State, and are described in Exhibit 3 attached to this Agreement. Members holding a majority of the capital interests in the Company may elect Managers as the Members determine. Managers listed in the articles of organization and/or this agreement will serve as the Managers of this companyuntil a meeting of members is held and new Manager(s) elected.

4.2 **MEMBERS.** Member(s) shall not take part in the operation of the Company's affairs, unless they are elected Managers.

4.3 **POWERS OF THE MANAGERS.** The Manager(s), as authorized by Member(s), will

make decisions as to
(a) the sale, development lease or other disposition of the Company's assets;
(b) the purchase or other acquisition of other assets of all kinds;
(c) the management of all or any part of the Company's assets;
(d) the borrowing of money and the granting of security interests in the Company's assets;
(e) the pre-payment, refinancing or extension of any loan affecting the Company's assets;
(f) the compromise or release of any of the Company's claims or debts; and
(g) the employment of persons, firms or corporations for the operation and management of the company's business.

In the exercise of their management powers, the Manager(s) are authorized to execute and deliver
(a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets;
(b) all checks, drafts and other orders for the payment of the Company's funds;
(c) all promissory notes, loans, security agreements and other similar documents; and,
(d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4 **NOMINEE.** Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Manager(s) may designate. The Manager(s) shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.5 **COMPANY INFORMATION.** Upon request, the Chief Executive Officer shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Chief Executive Officer's possession regarding the Company or its activities.

4.6 **EXCULPATION.** Any act or omission of the Manager(s), the effect of which may cause or result in loss or damage to the Company or the Member(s) if done in good faith to promote the best interests of the Company, shall not subject the Manager(s) to any liability to the Member(s).

4.7 **INDEMNIFICATION.** The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he/she is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Member(s) determine in majority that he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable

cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he/she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.8 **RECORDS.** The Chief Executive Officer shall cause the Company to keep at its principal place of business or other location the following:
(a) A current list in alphabetical order of the full name and the last known street address of each Member;
(b) A copy of the Certificate of Formation and the Company Operating Agreement and all amendments;
(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;
(d) Copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE V

Compensation

5.1 **MANAGEMENT FEE.** Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services as the majority of all members agree upon.

5.2 **REIMBURSEMENT.** The Company shall reimburse the Manager(s) and/or Member(s) for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE VI

Bookkeeping

6.1 **BOOKS.** The Chief Executive Officer shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business or at another agreed location. Such books shall be kept on such method of accounting as the Chief Executive Officer shall select. The company's accounting period shall be the calendar year.

6.2 **MEMBER'S ACCOUNTS.** The Manager(s) shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:
(a) Any additional capital contribution made by him/her;
(b) Credit balances transferred from his distribution account to his capital account; and decreased by:
(a) Distributions to him/her in reduction of Company capital;

(b) The Member's share of Company losses if charged to his/her capital account.

6.3 **REPORTS.** The Manager(s) shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

6.4 **AUDIT.** Any of the Member will have the right to request an audit of the Company books at any time. The cost of the audit will be borne by the Company. The audit will be performed by an accounting firm acceptable to all the Members. Not more than one (1) audit will be required by any or all of the Members for any fiscal year.

6.5 **TAX TREATMENT.** Except as otherwise provided in this Agreement, the Company is intended to be treated as a "disregarded entity", for the purposes of Federal and State Income Tax.

ARTICLE VII

Transfers

7.1 **ASSIGNMENT.** If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of its interest in the Company, this Member shall comply with the following procedures:
(a) First make a written offer to sell such interest to the other Member(s) at a price determined in writing.At this point, the exiting member may not make this intention publicly known. If such other Member(s) decline or fail to elect such interest within sixty (60) days, the exiting member may advertise its membership interest for sale as it sees fit.
(b) If a member has a buyer of member's interest, the other current member(s) have first right of refusal to purchase the exiting members interest for the agreed purchase price. If there are more than one current remaining members, remaining members may combine funds to purchase the exiting members interest. Exiting member must show that potential purchaser has full certified funds, or the ability to get full certified funds before the first right of refusal period starts. Current members have 60 days to buy exiting members interest if they so desire.
(c) Pursuant to the applicable law, current members may unanimously approve the sale of exiting members' interests to grant full membership benefits and functionality to the new member. The current remaining members must unanimously approve the sale, or the purchaser or assignee will have no right to participate in the management of the business, affairs of the Company, or member voting rights. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. Exiting member must disclose to buyer or assignee if current members will not approve the sale.

7.2 **VALUATION OF EXITING MEMBERS INTEREST**. If a member wants to exit the LLC, and does not have a buyer of its membership interest, exiting member will assign its interest to current members according to the following set forth procedures:
(a) A value must be placed upon this membership interest before assigned.

(b) If exiting member and current members do not agree on the value of this membership interest, exiting member must ask the company's Chief Executive Officer to commision a certified appraiser to appraise the LLC company value, and the exiting members' value will be assigned a value according to the exiting members' interest percentage. The exiting member must reimburse the company for the commisioned certified appraiser.
(c) The current members must approve the certified appraiser selected by the Chief Executive Officer. Current members have 30 days to approve the chosen certified appraiser. If current members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to make the LLC business appraisal. Current members may not stall the process by disapproving all certified appraisers.
(d) Upon completion of a certified appraiser placing a value on the LLC, a value will be placed on exiting members' interest according to exiting members' percentage of membership interest.
(e) If current members disagree with the value placed on exiting members' interest, current members may select an additional certified appraiser but must pay for an additional certified appraiser to value the LLC and exiting members' interest according to the same terms.
(f) Current members' appraiser must be completed within 60 days or right of current members to dispute the value of exiting members interest expires.
(g) Upon completion of current members certified appraiser, the exiting member must approve the value placed on exiting members' interest. Exiting member has 30 days to approve this value.
(h) If exiting member does not approve current members' appraiser value, the value of the LLC will be determined by adding both parties' values, then dividing that value in half, then creating the value of the exiting members' interest according to the exiting members' percentage of membership interest.

7.3 **DISTRIBUTION OF EXITING MEMBERS INTEREST.** Upon determination of exiting members' interest value, the value will be a debt of the LLC. The exiting member will only be able to demand payment of this debt at dissolution of the LLC or the following method:
(a) LLC will make timely payments.
(b) LLC will only be required to make payments towards exiting members' debt if LLC is profitable and passed income to current members.
(c) LLC must make a debt payment to exiting member if LLC passed income of 50% of the total determined value of the exiting members' interest in one taxable year. (Example: If exiting members' value was $100,000 and current member(s) received $50,000 taxable income in the taxable year, the LLC would owe a debt payment to exiting member. If current member(s) only received $90,000 in passed income, there would be no payment due.)
(d) Debt payment must be at least 10% of the value of the passed income to current LLC members.
(e) LLC must make payment to exiting member within 60 days of the end of the taxable year for the LLC.
(f) Payment schedule will continue until exiting members debt is paid by LLC.
(g) If LLC dissolves, exiting member will be a regular debtor and payment will follow normal LLC dissolution payment statutes.

(h) Exiting members' value of membership interest it assigned current members may NOT accrue interest.
(i) LLC can pay off amount owed to exiting member at any time if it so desires.

ARTICLE VIII

Non-Dissociation

8.1 **DISSOCIATION OF MEMBERS INTEREST.** According to the appropriate Court, should a Member have a creditor with a judgment that was issued an assignment of the membership interest, the creditor shall only obtain an assignment of the membership interest, not the actual transfer of Membership in the LLC. The new assignee does not have any rights of the Member or have the ability to be involved in management of the LLC or the right to dissolve the LLC. The new assignee is only granted rights of the distributions of the Member's interests, if the Member decides to distribute at all, not the rights of membership. The assignee must release the Member's interests back to Member upon payment of the judgment in accordance with the appropriate Court. If the Member were furthermore an elected Manager for the Company, he/she would not have to be removed from his/her position.

ARTICLE IX

Dissolution

9.1 **DISSOLUTION.** The Member(s) may dissolve the LLC at any time by an unanimous vote. The Member(s) may NOT dissolve the LLC for a loss of membership interests. Upon dissolution the LLC must pay its debts first before distributing cash, assets, and/or initial capital to the Member(s) or the Member(s) interests. The dissolution may only be ordered by the Member(s), not by the owner of the Member's interests.

CERTIFICATE OF FORMATION

This Company Operating Agreement is entered into and shall become effective as of the Effective Date by and among the Company and the person executing this Agreement as Member. It is the Member's express intention to create a limited liability company in accordance with applicable law, as currently written or subsequently amended or redrafted.
The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member, the agreement consisting of 8 pages, constitutes, together with Exhibit 1, Exhibit 2 and Exhibit 3, the Operating Agreeme

EXHIBIT 1

LISTING OF MEMBERS

As of the 06 day of February, 2014 the following is a list of Members of the Company:

Name Malte Niebelschuetz **Percentage of Ownership:** 100%
Address [redacted]

EXHIBIT 2

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Member's initial contribution to the Company capital is stated to be $30,000. The description and each individual portion of this initial contribution are as follows:

____Malte Niebelschuetz ______________________________ $__30,000 ______
____ $____________
____ $____________
____ $____________

EXHIBIT 3

LISTING OF MANAGERS

The undersigned hereby agree, to serve as managers for this LLC.

Signed this 25 day of March, 2014.

____
Signature

Malte Niebelschuetz
Printed Name

Chief Executive Officer
Title

[redacted]

SIGNED AND AGREED this 25 day of March, 2014.

____
Malte Niebelschuetz | Majority Owner